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# BDD PowerShares DB **Base Metals Double Long** ETN
# BDG PowerShares DB **Base Metals Long** ETN
# BOS PowerShares DB **Base Metals Short** ETN
# BOM PowerShares DB **Base Metals Double Short** ETN

Filed pursuant to Rule 433
Registration Statement 333-137902
Dated 7 July 2008

**Index data as of 30 June 2008**

## Description

The PowerShares DB Base Metals Double Long Exchange Traded Note (Symbol: BDD), PowerShares DB Base Metals Long Exchange Traded Note (Symbol: BDG), PowerShares DB Base Metals Short Exchange Traded Note (Symbol: BOS) and PowerShares DB Base Metals Double Short Exchange Traded Note (Symbol: BOM) (collectively, the "PowerShares DB Base Metals ETNs") are the first United States exchange traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of base metals.

All of the PowerShares DB Base Metals ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index-Optimum Yield Industrial Metals™, which is composed of aluminum, copper and zinc futures contracts.

**Index History[1]** (Growth of $10,000)



Index +2x levered
Index +1x levered
Index -1x levered
Index -2x levered
$80k
$70k
$60k
$50k
$40k
$30k
$20k
$10k
$0
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
$62,398
$34,535
$3,706
$654

## PowerShares DB Base Metals ETN & Index Data

| | |
|---|---|
| **Ticker symbols** | |
| Base Metals Double Long | BDD |
| Base Metals Long | BDG |
| Base Metals Short | BOS |
| Base Metals Double Short | BOM |
| **Intraday indicative value symbols** | |
| Base Metals Double Long | BDDIV |
| Base Metals Long | BDGIV |
| Base Metals Short | BOSIV |
| Base Metals Double Short | BOMIV |
| **CUSIP symbols** | |
| Base Metals Double Long | 25154K841 |
| Base Metals Long | 25154K825 |
| Base Metals Short | 25154K833 |
| Base Metals Double Short | 25154K858 |
| **Details** | |
| ETN price at listing | $25.00 |
| Inception date | 6/16/08 |
| Maturity date | 7/01/38 |
| Yearly investor fee | 0.75% |
| Listing exchange | NYSE Arca |
| Index symbol | DBBMIX |
| **Issuer** | |
| Deutsche Bank AG, London Branch | |
| Long-term Unsecured Obligations[2] | |
| S&P rating | AA |
| Moody's rating | Aa1 |

## Fund Performance & Index History (%)[1]

| | 1 Year | 3 Year | 5 Year | 10 Year | Inception |
|---|---|---|---|---|---|
| **Index** | | | | | |
| Deutsche Bank Liquid Commodity Index-Optimum Yield Industrial Metals™ **+2x Levered** | -6.68 | 82.49 | 75.84 | 27.44 | 6.34 |
| Deutsche Bank Liquid Commodity Index-Optimum Yield Industrial Metals™ **+1x Levered** | -0.11 | 41.27 | 37.30 | 16.31 | 3.18 |
| Deutsche Bank Liquid Commodity Index-Optimum Industrial Metals™ **-1x Levered** | 2.80 | -28.58 | -27.30 | -12.39 | -3.62 |
| Deutsche Bank Liquid Commodity Index-Optimum Industrial Metals™ **-2x Levered** | -1.67 | -54.46 | -51.59 | -28.38 | -7.37 |
| **Comparative Indexes[3]** | | | | | |
| S&P 500 | -13.12 | 4.41 | 7.58 | 2.88 | -5.18 |
| Lehman U.S. Aggregate Bond | 7.12 | 4.08 | 3.86 | 5.68 | 0.97 |

Source: DB, Bloomberg

[1] Index history is for illustrative purposes only and does not represent actual PowerShares DB Base Metals ETN performance. PowerShares DB Base Metals ETN hypothetical historical performance is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index-Optimum Yield Industrial Metals Excess Return™ (the "Base Metals Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Base Metals ETNs, less the investor fee. The Base Metals Index is intended to reflect changes in the market value of certain futures contracts on aluminum, copper and zinc. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.** For current index and PowerShares DB Base Metals ETN performance, go to dbfunds.db.com/notes.

[2] The PowerShares DB Base Metals ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the PowerShares DB Base Metals ETNs.

**An investment in the PowerShares DB Base Metals ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.**

**Not FDIC Insured–No Bank Guarantee–May Lose Value**

powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617

BDD PowerShares DB **Base Metals Double Long** ETN

BDG PowerShares DB **Base Metals Long** ETN

BOS PowerShares DB **Base Metals Short** ETN

BOM PowerShares DB **Base Metals Double Short** ETN

**Index data as of 30 June 2008**

**Volatility (%)[1,3]**

| | Index +2x | Index +1x | Index -1x | Index -2x |
|---|---|---|---|---|
| **1 year** | 46.32 | 23.11 | 22.36 | 44.72 |
| **3 year** | 48.66 | 24.20 | 24.02 | 48.08 |
| **5 year** | 43.06 | 21.54 | 21.41 | 42.84 |
| **10 year** | 37.80 | 18.90 | 18.85 | 37.68 |

**10-year historical correlation[1,3]**

| | Index +2x | Index +1x | Index -1x | Index -2x |
|---|---|---|---|---|
| **S&P 500** | 0.24 | 0.24 | -0.25 | -0.25 |
| **Lehman U.S. Agg.** | -0.20 | -0.19 | 0.20 | 0.20 |

**Annual index performance (%)[1]**

| | Index +2x | Index +1x | Index -1x | Index -2x |
|---|---|---|---|---|
| **1998** | -35.33 | -17.29 | 29.46 | 58.80 |
| **1999** | 49.66 | 26.69 | -17.29 | -36.61 |
| **2000** | -11.02 | -2.77 | 13.10 | 20.55 |
| **2001** | -35.26 | -17.41 | 24.71 | 47.28 |
| **2002** | -8.53 | -3.15 | 3.51 | 4.64 |
| **2003** | 62.74 | 29.67 | -25.06 | -46.18 |
| **2004** | 68.70 | 32.67 | -26.65 | -48.90 |
| **2005** | 113.32 | 50.03 | -32.31 | -56.94 |
| **2006** | 213.21 | 88.04 | -47.97 | -77.35 |
| **2007** | -27.75 | -11.59 | 17.10 | 27.01 |
| **2008 YTD** | 29.00 | 14.99 | -14.62 | -29.52 |

## What are the PowerShares DB Base Metals ETNs?

The PowerShares DB Base Metals ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index-Optimum Yield Industrial Metals™. The index is designed to reflect the performance of certain futures contracts on aluminum, copper and zinc.

Investors can buy and sell the PowerShares DB Base Metals ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Base Metals ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement which may include a fee of up to $0.03 per security.

## Benefits & Risks of PowerShares DB Base Metals ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

**Benefits**

- Leveraged and short notes
- Low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[4]

**Risks**

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk

[3] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Lehman Aggregate Total Return Bond Value Unhedged USD Index is a measurement of change in bond market conditions based on the performance of a specified group of bonds. Correlation is a measure of similarity in performance. Volatility is the annualized standard deviation of monthly index returns.

[4] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

**Long, Short,** and **Leveraged** exposure to commodities has never been easier.℠

**Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may request a copy from any dealer participating in this offering.**

**The PowerShares DB Base Metals ETNs are unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares Base Metals ETNs is entirely dependant on Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the PowerShares DB Base Metals ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The PowerShares Base Metals ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** Risks of investing in the PowerShares Base Metals ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares Base Metals ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Base Metals ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares Base Metals ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares Base Metals ETNs upon a regulatory event affecting the ability to hedge the PowerShares Base Metals ETNs. An investment in the PowerShares DB Base Metals ETNs may not be suitable for all investors.

The PowerShares Base Metals ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares Base Metals ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Base Metals ETNs are concentrated in aluminum, copper and zinc futures contracts. The market value of the PowerShares Base Metals ETNs may be influenced by many unpredictable factors, including, among other things, volatile agriculture prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB Base Metals ETNs are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Base Metals Double Long ETN and PowerShares DB Base Metals Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares Base Metals ETNs' investment objectives, risks, charges and expenses carefully before investing.

© 2008 Invesco PowerShares Capital Management LLC
P-DBBA SEM-ETN-PC-1 07/08 powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617